

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

September 21, 2012

Trina C. Winkelmann
Bingham McCutchen LLP
2020 K Street NW
Washington, DC 20006

Re: Nuveen Enhanced Municipal Value Fund (the "Fund")
        File Numbers: 333-183553; 811-22323

Dear Ms. Winkelmann:

        We have reviewed the registration statement on Form N-2 for the Fund, filed on August 24, 2012. The filing was made for the purpose of registering Common Shares of the Fund. Based on our review of the registration statement, we have the following comments. The captions used below correspond to the captions the Fund uses in its registration statement. Please note, however, that the comments we give in one section are applicable to other sections of the registration statement that contain similar disclosure, unless otherwise indicated. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

PROSPECTUS

Cover Page

1. The fourth sentence of the first paragraph states that "[t]he Fund seeks to achieve its investment objectives by investing in a diversified portfolio of municipal securities <u>primarily</u> comprised of investment grade quality securities, the income from which is exempt from regular federal income tax" (emphasis added). However, the first sentence of the first paragraph after "Portfolio Contents" states that the Fund will invest at least 80% of its Managed Assets in such securities. Please revise the fourth sentence of the first paragraph to be consistent with the later statement.

2. The last sentence of the first paragraph states that "the Fund <u>may</u> use leverage to seek to enhance returns" (emphasis added). In addition, the second sentence of the paragraph after "Leverage" states that "[t]he Fund <u>may</u> use leverage by investing in inverse floating rate securities that have the economic effect of leverage, or the Fund <u>may</u> leverage its capital structure by issuing senior securities such as preferred shares or debt securities or by borrowing" (emphasis added). However, the first sentence of the paragraph after "Leverage" states that "[t]he Fund <u>uses</u> leverage to seek to enhance total returns" (emphasis added). Please revise the disclosure and any similar disclosure elsewhere in the registration statement (<u>e.g.</u>, the last sentence of the fourth paragraph under "Investment Objectives and Policies" on page 1 of the Prospectus) to indicate whether or not the Fund will use leverage.

3. The first sentence of the first paragraph after "Portfolio Contents" states that "[u]nder normal circumstances, the Fund will invest at least 80% of its Managed Assets (as defined below) in municipal securities, (i) the income from which is exempt from regular federal income tax, and (ii) that at the time of investment are investment grade quality." Please explain to us how the 80% of "Managed Assets" test is consistent with the requirement of rule 35d-1 under the Investment Company Act of 1940 (the "1940 Act") that a fund invest at least 80% of the value of the fund's net assets, plus the amount of any borrowings for investment purposes, in the type of investments suggested by its name.

4. The third to last sentence of the first paragraph after "Leverage" states that "[t]he Fund's total effective leverage (as defined in this prospectus) may be up to 50% of its Managed Assets." Please explain to us how this is consistent with the requirements of Section 18(a) of the 1940 Act.

5. The second to last sentence of the first paragraph after "Leverage" states that "the Fund may borrow for temporary, emergency or other purposes as permitted by the Investment Company Act of 1940, as amended." Please revise this sentence to state what the Fund may actually do (e.g., the Fund may borrow for any purpose up to 33% and then 5% for temporary purposes, which is defined as 60 days or less).

6. The first sentence of the second paragraph after "Adviser and Sub-adviser" states that "[c]ommon shares will not be sold at a price less than current net asset value." However, the fifth sentence of the first paragraph under "Distributions Through At-the-Market Transactions" on page 6 states that "[t]he minimum price on any day will not be less than the current net asset value per share plus the per share amount of the commission to be paid to Nuveen Securities." Please revise the sentence on the cover page to indicate that the shares will not be sold at a price less than current net asset value plus the amount of any commission to be paid to the underwriter or revise the paragraph on page 5 to match the paragraph on the cover page, as applicable.

7. The sixth sentence of the first paragraph under "Distributions Through At-the-Market Transactions" on page 6 states that "[t]he Fund and Nuveen Securities will suspend the sale of Common Shares if the per share price of the shares is less than the minimum price." Please also include this disclosure on the cover page.

Prospectus Summary (Pages 1 – 15)

8. The first sentence of the third paragraph under "Investment Objectives and Policies" on page 1 uses the term "Managed Assets." Moreover, the last sentence of such paragraph refers to "AMT Bonds."   Please define these terms the first time they are used in the summary.

9. The first sentence of the third paragraph under "Investment Objectives and Policies" on page 1 states that "[u]nder normal circumstances and as a fundamental policy, the Fund will invest at least 80% of its Managed Assets in municipal securities, the income from which is exempt

from regular federal income tax." However, the first sentence of the first paragraph after "Portfolio Contents" on the Cover Page and the first bullet point under "Investment Objectives and Policies" on page 2 state that the Fund will invest at least 80% of its Managed Assets in municipal securities "that at the time of investment are investment grade quality." Please revise this section (and/or the Cover Page, as applicable) to accurately reflect the Fund's policy. If applicable, explain more clearly that the policy to invest 80% of the Fund's assets in municipal securities is fundamental (i.e., may not be changed without a shareholder vote), while the policy to invest at least 80% of the Fund's assets in investment grade municipal securities is not a fundamental policy of the Fund.

10. The third to last sentence of the fifth paragraph under "Investment Objectives and Policies" on page 2 states that the Fund may purchase zero coupon bonds. Please disclose, in the appropriate section, the following risks created by investing in original issue discount ("OID") instruments.

   a) The higher interest rates of OID instruments reflect the payment deferral and credit risk associated with the instruments. Investors in the Fund share the risks and rewards of OID and market discount. These risks, however, are not shared by the Adviser, who collects higher asset-based fees with no deferral of cash payments and no repayment obligation to the Fund should any of these loans prove uncollectible.

   b) OID instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

   c) OID instruments generally represent a significantly higher credit risk than coupon loans.

   d) OID income received by the Fund may create uncertainty about the source of the Fund's cash distributions. For accounting purposes, any cash distributions to shareholders representing OID or market discount income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds. Thus, although a distribution of OID or market discount interest comes from the cash invested by the shareholders, Section 19(a) of the 1940 Act does not require that shareholders be notified of this fact by reporting it as a return of capital.

   e) In the case of payment-in-kind ("PIK") debt, the deferral of PIK interest reduces the loan-to-value ratio at a compounding rate.

11. The third bullet point under "Investment Objectives and Policies" on page 3 states that "[t]he Fund will generally invest in municipal securities with intermediate or long-term maturities." Please include in this section parentheticals defining what the Fund considers to be intermediate and long-term maturities.

12. The first sentence after the bullet points under "Investment Objectives and Policies" on page 3 states that "[a]s of April 30, 2012, the Fund invested approximately 74% of its total investments in municipal securities rated investment grade (using the higher of S&P's, Moody's, or Fitch's rating), approximately 10% of its total investments in municipal securities rated below investment grade, and approximately 16% of its total investments in municipal securities not rated by Moody's, S&P's, or Fitch." Please confirm to us that, at time of investment, at least 80% of the Fund's investments were invested in investment grade securities or, if unrated, securities of comparable quality as judged by the Adviser. Please also disclose in this section whether the Adviser has a view as to the quality of the 16% of the Fund's total investments that are not rated by Moody's, S&P, or Fitch, and if so, what that view is (e.g., does the Adviser believe that the securities would be of comparable quality to investment grade or to below investment grade).

13. Under "Investment Adviser" on page 4, please disclose whether or not NFA is a registered investment adviser.

14. The fourth sentence of the second paragraph under "Distribution Through Underwriting Syndicates" on page 6 states that "[t]he minimum net proceeds per share to the Fund will not be less than the greater of (i) the Fund's latest net asset value per Common Share or (ii) 91% of the closing market price of the Fund's Common Shares on the day prior to the offering date." However, the last sentence of the second paragraph under Distribution Through Underwriting Syndicates" on page 51 of the Statement of Additional Information states that "[t]he minimum net proceeds per share to the Fund will not be less than the greater of (i) the Fund's latest net asset value per Common Share or (ii) 94% of the closing market price of the Fund's Common Shares on the day prior to the offering date" (emphasis added). Please correct this inconsistency.

15. Will any distributions made by the Fund be a return of capital? If so, please state this fact in the section entitled "Distributions" on page 14. Please also explain in this section that a return of capital reduces the shareholder's tax basis, which will result in higher taxes when the shareholder sells his shares. Also note that this may cause the shareholder to pay taxes even if he sells his shares for less than he originally bought them for.

Summary of Fund Expenses (Page 16)

16. Footnote 1 to the fee table states that the offering costs included in the table assume "a Common Share offering price of $15.88 (the Fund's closing price on the NYSE on June 29, 2012.)." Please revise the disclosure using more recent information.

Trading and Net Asset Value Information (Page 19)

17. Please disclose in this section the share price, corresponding net asset value, and premium/discount information as of the latest practicable date. See Item 8.5.c. of Form N-2.

18. Please also disclose in this section: (a) whether the Fund's Common Shares have historically traded for an amount less than, equal to, or exceeding net asset value; (b) any methods undertaken or to be undertaken that are intended to reduce any discount; and (c) the effects that these measures have or may have on the Fund. See Item 8.5.d. of Form N-2.

The Fund (Page 20)

19. The first sentence of the second paragraph under "The Fund" on page 20 states that "[t]he following provides information about the Fund's outstanding Common Shares as of June 30, 2012." Please note that this information will need to be updated to a date within 90 days of the next filing.

The Fund's Investments (Pages 20 – 31)

20. The first sentence of the first paragraph under "Other Investment Companies" on page 30 states that "[t]he Fund may invest up to 10% of its Managed Assets in securities of other open- or closed-end investment companies (including exchange-traded funds ('ETFs') that invest primarily in municipal securities of the types in which the Fund may invest directly." Please confirm to us that the Fund's investments have not generated more than 1 basis point of Acquired Fund Fees and Expenses ("AFFE") during the most recent fiscal year and that any such AFFE will be included in other expenses in the fee table. Otherwise, please revise the fee table to reflect AFFE.

21. The third sentence of the first paragraph under "Other Investment Companies" on page 30 states that "[t]he Fund may invest in investment companies that are advised by the NFA, Nuveen Asset Management or their respective affiliates to the extent permitted by applicable law and/or pursuant to exemptive relief from the Securities and Exchange Commission." Please disclose in this section whether the Fund has received, has applied for, or intends to apply for any such relief. If the Fund has applied for or intends to apply for such relief, please state that there is no guarantee that any such relief will be granted.

Management of the Fund (Pages 43 – 45)

22. The last sentence of the fourth paragraph under "Investment Adviser, Sub-Adviser and Portfolio Manager" on page 43 states that "[t]he day-to-day operation of the Fund and the execution of its specific investment strategies is the primary responsibility of John V. Miller, the designated portfolio manager of the Fund." However, the next paragraph (the place holder paragraph) states that "Portfolio Manager Information for Steve Hlavin to be provided by amendment." Please revise the sentence in the fourth paragraph to refer to the correct portfolio manager and include the information for the correct portfolio manager in the amendment.

23. The third to last sentence of the footnote on page 44 states that "[t]he complex-level fee is calculated based upon the aggregate daily managed assets of all Nuveen funds that constitute 'eligible assets.'" Please include a sentence in this section defining the term "eligible assets."

24. The first sentence after the footnote on page 44 states that "[p]ursuant to an investment sub-advisory agreement between NFA and Nuveen Asset Management, Nuveen Asset Management will receive from NFA a management fee equal to <u>46.6667%</u> of NFA's net management fee from the Fund." However, the first paragraph after the chart on page 45 of the SAI states that "[p]ursuant to an investment sub-advisory agreement between NFA and Nuveen Asset Management, Nuveen Asset Management will receive from NFA a management fee equal to <u>38.462%</u> of NFA's net management fee from the Fund." Please revise the disclosure so it is consistent.

Plan of Distribution (Pages 47 – 49)

25. Please disclose in this section the principal business address of the Fund's distributor. <u>See</u> Item 5.1.a. of Form N-2.

26. The first sentence of the last paragraph before "Distribution Through Underwriting Syndicates" on page 48 states that "[t]he Fund currently intends to distribute the shares offered pursuant to this Prospectus primarily through at-the-market transactions." Please disclose in this section the Fund's market price as of the latest practicable date. <u>See</u> Instruction 1 to Item 5.2 of Form N-2.

Description of Shares (Pages 49 -- 51)

27. The third sentence of the first paragraph under "Borrowings" on page 49 states that "[t]he Fund borrows money at rates generally available to institutional investors." Since the Fund doesn't currently have any borrowings, please explain to us how the Fund knows the rate at which it will borrow money or please revise the disclosure to indicate that the Fund "expects" that it will be able to borrow at rates generally available to institutional investors.

Certain Provisions in the Declaration of Trust and By-laws (Pages 51 – 52)

28. The first sentence of the second paragraph under "Certain Provisions in the Declaration of Trust" on page 51 states that "[t]he Declaration includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or to convert the Fund to open end status." Please note in this section that the Fund's staggered board could delay for up to two years the replacement of a majority of the Board of Trustees.

29. The second sentence of the second paragraph under "Certain Provisions in the Declaration of Trust" on page 51 states that "the Declaration requires a vote by holders of at least two-thirds of the Common Shares and preferred shares, including MTP Shares, voting together as a single class, except as described below, to authorize . . . (5) a removal of trustees by shareholders, and then only for cause." Please explain to us why there is a reference to MTP Shares since the Fund has not issued such Shares. Please also clarify in this section that this requirement will not be applicable to replace a trustee at the end of his or her term or when required by the 1940 Act.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions (Pages 1 - 3)

30. Investment restriction number 4 on page 1 states that the Fund will not "[i]nvest more than 25% of its total assets in securities of issuers in any one industry, provided, however, that such limitation shall not apply to municipal securities other than those municipal securities backed only by the assets and revenues of non-governmental users." Please revise this disclosure to indicate that the policy will apply to Municipal Obligations whose revenue will be derived from a single project and that such Municipal Obligations will be deemed to be in the industry from which the revenue will be derived (e.g., if the Municipal Obligation will fund a hospital, the obligation will be deemed to be in the health care industry).

Management of the Fund (Pages 20 - 41)

31. The first sentence of the first paragraph under "Share Ownership" on page 39 states that "[t]he following table sets forth the dollar range of equity securities beneficially owned by each trustee as of January 31, 2012." Please revise the information so that it is as of the most recently completed calendar year. See Instruction 1 to Item 18.7 of Form N-2.

32. The first sentence of the first paragraph under "5% Shareholders" on page 39 states that "[t]he following table sets forth the percentage ownership of each person who, as of December 31, 2011, owned of record, or is known by the Fund to own of record beneficially, 5% or more of any class of the Fund's equity securities." Please update this information to the extent possible.

Code Ethics (Pages 45 - 46)

33. Please disclose in this section whether the Codes of Ethics permit persons subject to them to invest in securities, including securities that may be purchased or held by the Fund. See Item 18.15 of Form N-2.

34. Please revise the reference in the second to last sentence of the paragraph under "Code of Ethics" to "202-942-8090" to read "202-551-8090." Please also revise the reference in the last sentence of such paragraph to "20549" to read "20549-0102."

Portfolio Transactions and Brokerage (Pages 46 - 47)

35. Please disclose in this section the aggregate amount of any brokerage commissions paid by the Registrant during the three most recent fiscal years and concisely explain any material change in brokerage commissions paid by the Registrant during the most recent fiscal year as compared to the two prior fiscal years. See Item 22.1. of Form N-2. If amounts were paid to an affiliated broker, please also disclose the information required by Item 22.2. of Form N-2.

Additional Information (Page 64)

36. Please disclose prior to this section the name and principal business address of Fund's independent public accountant. Include a general description of the services performed by such person. See Item 20.7. of Form N-2.

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You are reminded that the burden of full and fair disclosure rests with each registrant, its counsel, and others engaged in the preparation of the registration statement. As a matter of law, this burden cannot be shifted to the Commission or its staff.

Notwithstanding our comments, please furnish a letter with respect to the Fund acknowledging that:

- the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment for the Fund. Please respond to all comment letters in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

Any questions you may have regarding the above-referenced filings or this letter may be directed to the undersigned at (202) 551-6773.

Sincerely yours,

Kieran G. Brown
Senior Counsel